

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Mark Udell
Chief Financial Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, California 93033

      Re: Cure Pharmaceutical Holding Corp
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed April 17, 2017
             Form 10-Q as of June 30, 2017
             Filed on August 14, 2017
             File No. 333-204857

Dear Mr. Udell:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Terence O'Brien

                     Terence O' Brien
                     Accounting Branch Chief
                     Office of Manufacturing and
                     Construction